ZARGON
ENERGY TRUST


06011340

February 27, 2006

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2006
WASH., D.C.
213
SECTION

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated February 27, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Vice President Finance & CFO

PROCESSED
MAR 06 2006
THOMSON
FINANCIAL

BCH/th

Encl.

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone **(403) 264-9992** Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2006
WASH, D.C. 213 SECTION

FOR IMMEDIATE RELEASE: February 27, 2006

TSX SYMBOL: ZAR.UN, ZOG.B

ZARGON ENERGY TRUST RELEASES US TAX INFORMATION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") today released information necessary for 2005 United States ("U.S.") tax reporting. Zargon's tax advisors have provided advice, for U.S. federal income tax purposes, that the units of Zargon more likely than not will be properly classified as equity in a corporation, rather than as debt, and that dividends paid to its individual U.S. unitholders should be qualified dividends. As such, the distributions made during 2005 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains.

The portion of the trust distributions that is considered a dividend for U.S. income tax purposes is determined based upon Zargon's current and/or accumulated earnings & profits ("E&P") as determined in accordance with U.S. income tax principles.

With respect to cash distributions paid in 2005 to U.S. individual unitholders, 100 percent should be reported as qualified dividends.

Zargon is not required to issue Form 1099 DIV's; however, U.S. unitholders may have previously received a Form 1099 DIV from a broker or intermediary that may not be correct. As a result of this, U.S. unitholders should consult their brokers and tax advisors to ensure that this information is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not be required to issue amended Form 1099 DIVs. There may be certain individual circumstances where the dividends may not be qualified dividends (such as in situations where the individual unitholder does not meet a holding period test). Readers should consult their own legal or tax advisors as to their particular tax consequences of holding Zargon trust units.

The information contained in this press release is of a general nature only and not exhaustive of all possible U.S. tax considerations. It is not intended to constitute legal or tax advice to any holder or potential holder of Zargon trust units.

Canadian resident taxpayers should note that the above information has no impact on the previously disclosed Canadian tax information.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange (TSX). Trust units of Zargon trade under the symbol "ZAR.UN".

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca